REXAM

RECEIVED

2007 NOV -5 A 7:2[illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Courier
Mr Paul M Dudek
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St NE
Washington DC 20549, USA

DIRECT
TEL 00 44 20 7227 4132
FAX 00 44 20 7227 4139
email jennifer.smith@rexam.com

30 October 2007

07027736

SUPPL

Dear Mr Dudek

PROCESSED
NOV 07 2007 B
THOMSON
FINANCIAL

Rexam PLC
SEC File Number 082-00003

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Rexam PLC is a company incorporated under the laws of England and Wales (the "Company"). As a foreign private issuer, the Company has established an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) promulgated under the said Act. The Company hereby elects to electronically publish the information required under Rule 12g3-2(b), instead of forwarding such information to the Securities and Exchange Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2 of the Exchange Act, the Company will publish on its internet website, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act promptly after such information is made or is required to be made public. The address of the Company's website on which such information will be published is www.rexam.com. At a minimum, the Company will

dlw 11/6

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 of the Exchange Act will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned at 00 44 20 7227 4132.

Yours sincerely

Jennifer Smith

Jennifer Smith
Deputy Company Secretary

END